SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2008

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a translation of the letter dated September 5, 2008 filed with the Bolsa de Comercio de Buenos Aires and with Comisión Nacional de Valores.

AUDIT COMMITTEE’S ANNUAL REPORT

Buenos Aires, September 3, 2008

To the Board of Directors and Shareholders of

INVERSIONES Y REPRESENTACIONES S.A.

Your Office

In our position as members of IRSA’s Audit Committee and in compliance with the requirements imposed by the Argentine Securities Committee (hereinafter, CNV) we are pleased to submit to your consideration this report on the Actions implemented by the Audit Committee for the fiscal year ended on June 30, 2008.

I. Audit Committees: Powers and Duties

The following is a brief detail of the powers and duties vested on Audit Committees by virtue of Decree No. 677/01 and applicable CNV resolutions:

1. External Audit: Audit Committees must assess the external auditors’ independence, plans and performance, expressing an opinion thereon in the Audit Committee’s Annual Report and express an opinion, when applicable, on the proposal by the Board of Directors to appoint or remove the External Auditors.

2. Internal Audit: Audit Committees must assess the Internal Audit’s action plan and issue an opinion on implementation thereof in the Audit Committee’s Annual Report.

3. Audit Committees must be familiar with the Company’s internal control system and with the operation of the Company’s administrative and accounting system.

4. Audit Committees must have an understanding of the reliability of the information filed with the CNV, self-regulated entities (Stock Exchange) and foreign regulatory bodies.

5. Audit Committees must assess the enforcement of information policies surrounding the Company’s risk management.

6. Audit Committees must assess compliance with the Company’s rules of conduct. Besides, whenever applicable, Audit Committees must issue an opinion on:

7. Conflicts of interest, by supplying the market with complete information in each case.

8. Transactions with related parties and for relevant amounts that the Board of Directors or one of its members may submit to its consideration regarding their nature as arm’s length transactions.

9. Reasonableness of any proposals submitted by the Board of Directors in terms of fees and stock option plans for the benefit of directors and managers.

10. Acquisition of shares of stock by the Company itself and on the reasonableness of the conditions for the issuance of shares or convertible securities without preemptive rights or with limited preemptive rights.

II. Discussion of the Audit Committee’s Powers and Duties.

Audit Committee – Background Information and Actions

On May 24, 2004, following a resolution by the Board of Directors, the Company’s Audit Committee was established. Its internal rules were approved on June 30, 2004 and subsequently registered with the Supervisory Board of Companies (IGJ).

In conformity with the statutory requirements applicable to the Company, its Audit Committee is composed of three independent directors, with one of them in the position as Financial Expert.

On August 28, 2007, the Committee approved its action plan for fiscal 2008 and submitted it to the consideration of the Board of Directors and the Supervisory Committee.

Upon exercising its powers and discharging its duties, the Audit Committee abides by currently applicable rules and regulations, its own internal rules, its action plan for fiscal 2008 and it also holds meetings to deal with the various matters it is entrusted with.

The following is a summary of the main tasks carried out by the Committee and the conclusions reached, following the order laid down in Paragraph I. hereof.

1. External Audit

1.1 At the Ordinary and Extraordinary Shareholders’ Meeting held on October 10, 2007 a resolution was handed down to appoint Pricewaterhouese & Co., a member firm in PriceWaterhouseCoopers and Abelovich Polano & Asociados as the certifying accountants for the financial statements as of June 2008.

On October 9, 2007, the Audit Committee had rendered an opinion on the proposal made by the Board of Directors to appoint the firms Pricewaterhouse & Co and Abelovich, Polano y Asociados as external auditors for fiscal 2008. Having been deemed to be adequate by the Audit Committee, the Board’s proposal was subsequently submitted to the Annual Shareholders’ Meeting dated October 10, 2007.

1.2 As regards the assessment by the Audit Committee of the External Audit and its duty to provide reasonable assurance on the information concerning fiscal 2008, upon rendering its opinion, the Audit Committee engaged in:

•	An analysis of the qualifications and independence of the proposed external auditors on the basis of:

a) Professional background and aspects leading to the decision that it was advisable to maintain these accounting firms as the Company’s external auditors.

b) These audit firms’ independence policies and the emphasis they place on enforcement thereof.

c) The guidelines laid down in the firms’ working methodologies.

d) The sworn statements required by Decree 677/01, Section 12 whereby the auditors must report whether they have been subject to penalties of a criminal, administrative or professional nature.

e) The statement of independence required of the auditors.

•	An assessment of the auditors’ performance, for which purpose the Audit Committee has held meetings with the Audit on a regular basis to consider:

•	The audit’s general plan

•	Key audit issues

•	The reports issued by the Audit, namely, the annual Auditors’ Report and the Limited Review Reports concerning the company’s quarterly financial statements

•	The Management Letters dealing with any internal control flaws identified and reported to the Audit Committee in due time.

It must be noted that in compliance with the requirements laid down by the Securities Exchange Commission (SEC) standards and particularly as regards the requirements imposed by the Sarbanes Oxley Act, the Audit Committee has rendered a preliminary approval for the external audit services retained by the Company.

The Audit Committee analyzed the services rendered by the external auditors and concluded that at no time was their independence compromised in conformity with CNV’s Resolution No. 368, Chapter III, Section 18 and reviewed the fees invoiced as audit and other third-party assurance services as well as services other than the preceding, namely:

External audit and other third-party assurance services	$2,277,111.89
Services other than external audit and third-party assurance	$1,027,640.84
Total	$3,304,752.73

On the basis of our actions, we are pleased to inform that we have not become aware of any relevant matter surrounding the appointment of the External Auditors that should be reported and that the External Auditors’ performance has been adequate.

2. Internal Audit: Performance Assessment.

The main objective of Internal Audit consists in supporting the Company’s Management in its responsibility for supervising the effectiveness of internal controls and the policies governing management of the risks inherent in the Company’s business. Internal Audit has also endeavored to carry out tasks with value added to the company through its reports and assessments towards the attainment of objectives in addition to advising Management in matters inherent in auditing, promoting the implementation of best practices in the operations and encouraging the application of preventative controls.

In this case, the involvement of the Audit Committee has consisted in verifying that the objectives pursued have been attained. To that end, the Audit Committee engaged in:

•	An assessment of the Internal Audit department’s action plan

•	An analysis of its working methodology

•	An analysis of the area’s organizational structure

•

Regularly holding meetings with the Internal Audit Manager in order to follow up on the plan and to consider the reports issued by the Audit to assess their effectiveness and the application of the proposals arising from said reports, with the Audit Committee also issuing recommendations of the courses of action deemed suitable in each case

The Audit Committee has also assessed the active involvement of the Internal Audit department to aid in the work carried out by the Company in the framework of the application of the Sarbanes-Oxley Act, Section 404.

On the basis of the actions taken as described above, the Audit Committee has not become aware of any objections concerning the supervision, implementation and the outcome of the work carried out by the Internal Audit department in the course of the fiscal year warranting special consideration and it is therefore of the opinion that the Internal Audit Department has performed adequately.

3. Review of Effectiveness of the Company’s Internal Control Systems and of the Company’s Financial Reporting Systems.

Considering internal controls to be a set of procedures and actions adopted within the organization to ensure that the Company’s assets are reasonably protected, that its operations are effective and efficient, that existing operational and control processes improve, that financial reporting is reliable and in compliance with rules and regulations, the Committee assessed whether the Company’s internal controls and its administrative and accounting systems were working properly, for which purpose the Audit Committee engaged in:

•	A review of the comments and recommendations by the External Auditors regarding internal controls and the extent of application of such comments and recommendations by the Company,

•	A review of the outcome of the Internal Audit’s efforts as detailed in Paragraph 2 of this heading.

•	A review of the follow-up performed by the Internal Audit Department concerning the Audit Committee’s recommendations on internal controls and the administrative and accounting system.

•	A review of the Company’s actions in terms of promoting adequate compliance with the by-laws and its rules of conduct.

•	Meetings with management in order to enquire into the degree of commitment of each department with the enforcement of internal controls.

On the basis of its work, the Audit Committee has concluded that as a result of the work carried out by the Company in the course of the fiscal year, improvements have been made in the corporate control environment, in some cases as a natural consequence of the relevance afforded by Management to the control issue and in other cases as a direct consequence of the performance of tasks related to the enforcement of SOX 404. The above notwithstanding, the Audit Committee has become aware of certain significant weaknesses identified by the External Audit which are to be cured by the Company subject to the Audit Committee’s close supervision and follow-up.

This notwithstanding, the Audit Committee is pleased to report that it has not become aware of any relevant issue surrounding the Company’s internal controls and particularly regarding its administrative and accounting systems which, in the opinion of the Audit Committee, should be notified in this report.

4. Assessment of the reliability of the information filed with control authorities and regarding significant events.

On the basis of the reports prepared by the Internal Audit department and by the External Auditors, the Audit Committee has assessed the reliability of the financial information supplied to the markets, which does not require the Audit Committee to conduct an examination in accordance with auditing standards, but rather a review by the Audit Committee of:

•

The financial statements as of June 30, 2008 and for the fiscal year then ended, as well as the interim financial statements as of September 30, 2007, December 31, 2007 and March 31, 2007 and for the fiscal periods then ended.

•	The reports and documentation issued by the External Auditors.

In consideration of the foregoing, the opinion by the Audit Committee on financial reporting and on significant events must not be understood to be a professional opinion thereon. Rather, it must be understood that such opinion is restricted to an indication of any objections arising from the work performed. As regards the financial statements for fiscal 2008, the responsibility for issuing reports rests on the External Auditors and on the Supervisory Committee, with the Audit Committee being restricted to rely on the work performed by them.

On the basis of the work performed and subject to the scope described, the Audit Committee has not become aware of any relevant situation that in its opinion warrant special consideration.

5. Risk Management

Risk Management is a process followed to identify contingencies that may exist and that may have a negative bearing on the company and to define in advance the actions to take in the event any such contingency came to pass by following directions and employing methodologies laid down by the Company.

The Audit Committee is responsible for assessing compliance with the policies laid down in this respect though it is not involved in their definition. To that end, the involvement of the Audit Committee has consisted in:

a) Considering the measures taken by the Company to strengthen its risk management policies by properly identifying and assessing these risks and the actions to be taken in the event they were to materialize.

b) Considering the measures taken by the Company in terms of security, acquisition of insurance and dispute management.

c) Considering the actions implemented by the Company’s Risk and Business Process Management Department responsible for mapping out the Company’s risks.

On the basis of the work performed by the Committee, subject to the scope and in furtherance of the objectives described above, the Company is considered to have made progress in this respect, particularly in terms of Market Risk. The Audit Committee understands that the Company must continue with this process in order to optimize the aspects concerning Risk Management.

6. Rules of Conduct.

As regards the duties of the Audit Committee related to the assessment of compliance with the rules of conduct, special consideration has been given to the statutory and regulatory requirements in force and those arising from the Company’s Code of Ethics. Special emphasis has been placed on the standards governing transparency, reliability and sufficient disclosure of accounting information.

The Audit Committee has in place open communication channels to be notified of any suspected breach of the Code of Conduct, particularly in respect of the issues for which the Audit Committee is responsible. In addition, the Audit Committee has been exerting periodical checks over the procedure to receive reports while keeping the identity of the reporting party confidential, by making an e-mail address available to employees and to the public at large where the Audit Committee may receive reports regarding control, accounting and external audit matters.

On the basis of the work performed carried out in furtherance of the objectives above listed, the Audit Committee has not become aware of any issue that in its opinion constitutes a significant departure from the rules and regulations mentioned in the first paragraph.

7. Conflict of interest

The Audit Committee has not become aware of any materially relevant case involving the members of its corporate governance bodies affected by a conflict of interest situation.

8. Transactions between related companies.

The Audit Committee is responsible for issuing an opinion as to whether the transactions involving relevant amounts with related parties and submitted by the Board of Directors or by any of its members to the consideration by the Audit Committee have been conducted in arm’s length conditions.

For a definition of what must be understood by “relevant amount” and “related parties”, the Audit Committee refers to the provisions under Decree No. 677/01, Regime of Transparency in Public Offerings which modifies Section 73 of Law No. 17,811.

In the course of fiscal 2008, the Audit Committee has not issued any report at the request of the Board of Directors or any of its members concerning transactions between related parties identified as such in accordance with the provisions under Section 73 of Law No. 17,811 involving relevant amounts.

9. Proposal of fees for the Board of Directors.

As regards the Audit Committee’s responsibility for rendering an opinion on the Proposal of Fees for the Board of Directors and Management, information in this respect shall be provided in the course of the Shareholders’ Meeting convened to consider the results for the fiscal year ended June 30, 2008 in accordance with currently applicable rules and regulations.

III. GENERAL CONCLUSION

The members of IRSA’s Audit Committee have performed several tasks as has been described in the preceding paragraphs in compliance with the responsibilities with which it has been entrusted pursuant to currently applicable statutory and regulatory standards and its by-laws.

On the basis of the work performed, IRSA’s Audit Committee is pleased to report that no situation has come to its attention which in its opinion warrants special inclusion in this report concerning the subject matters for which it is responsible.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: September 9, 2008.